SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Copel Elected the Best Company

of the Electricity Sector by the “Valor 1000”

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, communicates, today, to its shareholders and the market in general that won the “Valor 1000” award for the best company in the Brazilian electricity sector in 2022. The announcement was made by “Valor Econômico” on this date, during the 22nd edition of the newspaper's yearbook, which features exclusive indicators for the evaluation and ranking of the country's main companies.

In this edition of the “Valor 1000” yearbook, which lists the best companies in 26 sectors of the Brazilian economy, the choice of companies that stood out in the sector was made in two stages. The first consisted of an evaluation based on six accounting and financial criteria: net revenue, Ebitda margin, equity profitability, average annual growth in net revenue over the last five years, financial leverage and interest coverage. The three companies with the highest scores in these six criteria were then evaluated by a committee made up of eight market professionals, who awarded points to the finalists according to their ESG (Environment, Social and Governance) practices. The committee broadly evaluated aspects related to practices in each of these sectors in the three companies that had the best grades in the first stage.

Copel, the big winner in the Brazilian electricity sector, was recognized for its performance in its business activities and for its actions to protect the environment, in the field of social action and also in the company's management.

This important achievement reflects the success of the set of actions implemented by the company in recent years, such as: the strong emphasis on governance in Copel's management since 2019, such as the adhesion to B3's “Level 2” of Corporate Governance; the carbon neutrality plan aligned with the principles of the “Net Zero” movement, with the horizon of 2030 for its realization; investment policy emphasizing the improvement of Copel's distribution network, the expansion of energy generation from renewable sources and the provision of excellent services in the commercialization of energy in the free market, as well as cost management and search efficiency, in addition to stimulating innovation.

Curitiba, September 05, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 5, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.